September 29, 2011

United States Securities and Exchange Commission
Attn: Mr. Jeff Long

Re:	Los Angeles Syndicate of Technology, Inc.
Correspondence with the Securities and Exchange Commission

Los Angeles Syndicate of Technology, Inc. (LAST) is in the process of obtaining a Fidelity bond pursuant to Edgar - rule 17g1.

LAST’s valuations of Stockr, Inc., Virurl, Inc., LottoPals, Inc., and Clowd, Inc. (the “Companies”) are derived from the most recent, arms-length market transaction and verified by an independent valuation specialist.

Each of the Companies is valued using the market-based approach, which considers recent transactions in the securities of the Companies. The market-based approach was determined to be the most applicable methodology because of recent fund raising efforts by the Companies as well as the existence of numerous peer fund raisings to corroborate the implied valuation produced by each fund raise. Each of the Companies has recently sold securities, and we value the Companies at the same valuation as implied by these transactions.

As of June 30, 2011, and in all previously reported periods, Sanguine Biosciences, Inc. and Stocktown Productions, Inc. are valued using the asset approach. The asset approach is based on the replacement cost of an asset, and when applying this approach, we consider the investment costs we have incurred and the cost a market participant would incur to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

LAST filed amendments to its 3rd Quarter 2010 Form 10-Q (ended 9/30/2010), 2010 Form 10-K (ended 12/31/2010), and 1st Quarter 2011 Form 10-Q (ended 3/30/2011) to reclassify its portfolio holdings as level 3 securities.

LAST filed its 3rd Quarter 2010 Form 10-Q (ended 9/30/2010) on November 22, 2010, and filed its 2010 Form 10-K (ended 12/31/2010) annual report on April 15, 2011. To help avoid future late filings, we have grown our financial support capabilities and engaged an independent valuation specialist. We hired our Chief Financial Officer on October 1, 2010 to oversee our financial reporting requirements and ensure timely filing. During the 2010 audit process, we engaged an independent CFA to provide an assessment of the valuations of our holdings.

LAST filed its1st Quarter 2011 Form 10-Q (ended 3/30/2011) on August 24th, 2011 because the report and  financial statements could not be completed, then reviewed by the Company's independent auditor and then filed with the Securities and Exchange Commission in time without unreasonable effort and expense.  This delay is due to the first-time integration of XBRL into the Corporate SEC filing and recording process.  The Company does not anticipate any future delays in SEC filings related to its XBRL integration.

LAST filed an amendment to its 2010 Form 10-K audited annual report on August 24, 2011 to include a performance graph required by Item 2.01 of Regulation S-K.

LAST wrote off all holdings of non-affiliate securities as of June 30th, 2011.

LAST filed amendments to its 3rd Quarter 2010 Form 10-Q (ended 9/30/2010), 2010 Form 10-K (ended 12/31/2010) and 1st Quarter 2011 Form 10-Q (ended 3/30/2011) to classify recorded income and unrealized gains based on the type of investments they were derived from.  LAST labeled these as 1) controlled  2) non-controlled  3) affiliates.

LAST filed amendments to its 3rd Quarter 2010 Form 10-Q (ended 9/30/2010), 2010 Form 10-K (ended 12/31/2010) and 1st Quarter 2011 Form 10-Q (ended 3/30/2011) to record an income tax provision for the unrealized income in 2010 because the Company had not filed to elect to be taxed as a Regulated Investment Company with the Internal Revenue Service (“IRS”) in 2010.  The company will elect to be a Regulated Investment Company with the IRS in 2011.

Thank you for your comments.

Best Regards,

Bryce Knight, CEO
Los Angeles Syndicate of Technology, Inc.